UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-2048087
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. The company’s goal is to create the first Christian, fan owned, faith-based movie studio. Our mission is to produce quality faith & family based content that spreads the gospel of Jesus Christ and also transcends story telling. Our goal is to develop and produce faith based films, television programs, and short form media for Christian audiences.

Plan of Operations

As of September 2021, we began production of our first feature film, Camp Hideout. We intend to have post production completed for this film by April of 2022. We have pre-sold this feature film for approximately $1.9 million dollars. It is important to note that much of that revenue will be used to complete the film and will be deployed as production related expenses. When pre-selling a movie, many times, the risk is reduced but the potential upside for the production company, in this case Called Higher Studios, is also reduced. This is the decision that must be made and weighed by management. In this case, management felt it was in the best interest of the company to pre-sell the film, taking a smaller than normal upside for the reduction of risk of our first feature film. We have optioned the life rights of Anne Bieler, the founder of Auntie Anne’s Pretzels, and we intend for this to be Called Higher Studio’s second film. We may need to increase our film budgets in the future as the company, and our film slate, grows.

Operating Results

Over the last six months, we have been in pre-production for Camp Hideout. We have also been identifying additional opportunities, such as Ecommerce, direct to consumer products that may integrate with our core audience and company mission statement. The exploration of these opportunities is solely intended to identify potential opportunities to increate cash flow, while also reducing customer acquisition costs of our services, products, and offerings. We have identified two areas that management has approved deploying resources into developing, faith based jewelry and faith based children’s book publishing.

Our current operating expenses consist primarily of office rent, software as a service that we use to manage operations, labor, marketing costs, capital expenditures, such as website maintenance and development, and early stage project development costs other than our project hard costs. As we disclosed in earlier documents, our costs vary depending on whether or not we have a physical production going on. For clarity, when we are filming a movie or a project, our hard costs increase during the production time for that project. Currently, as of September 2021 most of our expenses have been production related for Camp Hideout and we foresee that continuing for the next 2 quarters.

We anticipate that our major future expenses would be related to hiring writers to develop scripts for our future film and television projects, casting, payments to actors, directors, producers and film crews, editing and post production expenses, marketing and expenses related to film sales and film finance.

COVID-19 has also negatively impacted our industry through the uncertainty around future business operations, cancelled industry events, lack of ability to physically gather, delayed film projects, the overall disruption of the supply and demand side of our products, as well as the financial conditions of other companies and their ability to license or purchase our products. These are just a few of the major current concerns in our industry, all of which have made it more difficult for us to predict and operate towards success in this challenging environment.

Covid 19 is still creating negative and problematic issues in our industry. For instance, on our film Camp Hideout, one of our largest line item expenses is Covid compliance. The sheer cost of testing, sanitizer, ppe and other covid related expenses drastically increases your production costs therefore making the deficit to reach profitability greater than prior to covid. Covid has also created more unreleased inventory in our market. There may also be an influx of projects that attempt to film immediately after it is deemed safe to do so, which could drive up prices for labor, vendors, cameras, lights, etc. All of this could adversely affect our production costs.

Industry events and film markets such as the Cannes Film Festival, were also cancelled, delayed, or moved to virtual events. These events play a major role in project development, financing, pre-sales, and other critical areas which are vital to the success of our products. The cancellation of these events has and will continue to impact our ability to operate successfully until these vital film markets either re-open or there is a viable alternative. While we are able to communicate and work remotely for some aspects of our operations, there are others where in person meetings of large groups of people are vital. If we are unable to meet in large groups, our operations will continue to be negatively affected until those restrictions are lifted.

Liquidity and Capital Resources

We have raised a total of approximately $1,725,489 from inception through September 30, 2021, including:

●	On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

●	Approximately $1,065,812 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,089,223 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

●	Approximately $677,094 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 122,622 shares of Class A Voting Common Stock at $5.52 per share. This Regulation Crowdfunding offering closed on July 1, 2021.

●	In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

●	These raise funds are partially offset by approximately $272,074 of offering costs for the period ended June 30, 2021 in connection with the Regulation Crowdfunding offerings.

In addition to the funds received through our crowdfunding initiatives, in August, 2021, we secured $1,900,000 in proceeds related to the pre-sale of distribution rights to the Company’s first feature film. With these proceeds, we had approximately $2,100,885 cash on hand as of September 30th, 2021.

As of September 30, 2021, we had 1 full-time employee, 0 part-time employees and 2 contractors, representing approximately $6,500 in monthly operating expenses. Effective June 1, 2020, Jason Brown, our President and Chief Executive Officer, began receiving compensation at a base annual salary of $120,000 from the company pursuant to an Employment Agreement dated June 1, 2020. In addition to the base annual salary, Jason Brown will be entitled to receive incentive bonus compensation annually based on the performance goals and under the terms set out in this Employment Agreement which is attached as an exhibit to filing. No incentive bonus compensation has been paid to date.

We have not committed to make any capital expenditures other than the development of the projects listed in this filing. We have no bank line of credit or other arranged financings.

We believe we can operate for a substantial amount of time through revenue generation, capital contributions and/or debt.

COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund raising methods. Our intended use of cash to deploy into products such as film and television programs has been negatively affected. Because it is more difficult to physically produce our projects due to the social distancing regulations, it is more difficult for us to use this capital as intended at this time. See “Risk Factors – Natural disasters and other events beyond our control could materially adversely affect us” for more information.

Trend Information

Prior to the COVID-19 pandemic our industry was experiencing positive growth. With the onset of the COVID-19 pandemic the current industry outlook is predominately negative. Prior to the COVID-19 pandemic the following trends in our industry were observed:

●	Several faith and family movies, such as Breakthrough ($40,713,082) and Overcomer ($34,746,945) for example, did well at the domestic box office in 2019.

●	Faith & Family films, when compared to the average budget of most Hollywood films, required less capital to produce.

●	More people appeared to have been supporting faith and family projects. For example, The Chosen, a crowdfunded faith-friendly episodic, raised over $10 million dollars for its first season, according to its website and other reports.

Although it is extremely difficult to predict what the entertainment industry will experience after the COVID-19 pandemic, we feel that there will be opportunities for companies like ours to take advantage of new consumer trends, habits, and industry needs that evolve because of this pandemic. While we are optimistic, there are some important possibilities we must consider.

●	The demand for our products could be unstable for the foreseeable future. The new “stay at home” orders, limited lifestyle rules and regulations, and potential future lifestyle habits may create a higher demand for our products, but we believe that this may be temporary. Long term, we are unsure whether this trend will continue, as people are able to leave their homes to go to other events, take trips, and enjoy other forms of entertainment. It is difficult to predict whether the increase in at home content consumption will be sustainable.

●	Due to the limited ability of large gatherings and travel, which is essential to physical production, many productions of films, television shows, and sporting events across the nation have been delayed or cancelled. For those shows that have filmed over the past 12 months, many of them have seen a very high increase in Covid related costs to their projects such as personal protection equipment, sanitizer, labor due to Covid testing and positive results, and quarantining. These are just a few and there are many, many more costs that have been associated with filming during the pandemic It is currently unclear when productions across our industry will be able to continue normally without Covid related protocols. Similarly, future travel restrictions, limited access to industry events, and public fear over traveling could potentially negatively affect our operations and our ability to achieve our business goals

●	Financial health of streaming services such as Up Faith and Family, PureFlix, Netflix and Amazon, the major studios such as Lionsgate or Sony, or the theater owners such as AMC, may have been negatively affected by COVID-19. Any negative impact on these services and providers could negatively affect content creators like Called Higher Studios, through,for example, declines in licensing or acquisition plans.

Called Higher Studios, Inc.

A Delaware Corporation

Consolidated Financial Statements – Form 1A Semi Annual Report June 30, 2021

Called Higher Studios, Inc.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED BALANCE SHEETS

At June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$337,659	$225,522
Deposits	1,700	-
Funds held in escrow	38,960	38,189
Inventory	5,092	284
Investment in related party	-	30,300
Prepaid expenses	-	13,328
Due from related party	67,250	67,502
Stock subscriptions receivable	-	40,427
Total Current Assets	450,661	415,551

Non-Current Assets:
Furniture & equipment	$2,100	$-
Investment in original programming	81,010	81,010
Note receivable	3,150	3,000
Total Non-Current Assets	86,260	84,010

TOTAL ASSETS	$536,921	$499,561

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$2,598	$8,170
Accrued expenses	5,557	3,461
Total Liabilities	8,154	11,631

Stockholders’ Equity:

Preferred Stock, $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2019	$-	$-
Class A Common Stock, $0.00001 par, 10,000,000 shares authorized, 1,265,742 shares issued and outstanding, as of June 30, 2021	12	11
Class B Common Stock, $0.00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding, as of June 30, 2021	17	17
Additional paid-in capital	1,534,484	1,142,458
Accumulated deficit	(1,004,534)	(654,555)
Stockholders’ equity before noncontrolling interest	529,978	487,931
Equity attributable to noncontrolling interest	(1,212)	-
Total Stockholders’ Equity	528,766	487,931

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$536,921	$499,562

See the accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the Six Months Ended June 30, 2021 and June 30, 2020

	For the Six	For the Six
	Months Ended	Months Ended
	June 30,	June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Net revenues	$12,621	$1,822
Costs of net revenues	(45,578)	(25,715)
Gross loss	(32,958)	(23,893)

Operating Expenses:
General & administrative	128,459	106,229
Sales & marketing	188,100	264,900
Total Operating Expenses	316,559	371,129

Loss from operations	(349,517)	(395,022)

Other Income/(Expense):
Taxes	(1,600)	-
Depreciation expense	(72)
Total Other Income/(Expense)	(1,672)	-
Provision for income taxes	-	-

Net Loss	(351,189)	(395,022)
Less: net loss attributable to noncontolling interest	1,212	-
Net loss attributable to Called Higher Studios, Inc.	$(349,977)	$(395,022)

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2020 and 2019 and the period ended June 30, 2021 (Unaudited)

	Common Stock				Additional		Total
	Class A Common Stock		Class B Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at June 4, 2019 (inception)	-	$-	-	$-	$-	$-	$-
Issuance of Class A Common Stock	46,875	-	-	-	25	-	25
Issuance of Class A Common Stock - Regulation CF	143,055	1	-	-	139,762	-	139,763
Issuance of Class B Common Stock	-	-	1,687,500	17	25,083	-	25,100
Net loss	-	-	-	-	-	(52,740)	(52,740)
Balance at December 31, 2019	189,930	$1	1,687,500	$17	$164,870	$(52,740)	$112,148

Issuance of Class A Common Stock - Regulation CF	946,168	10	-	-	926,050	-	926,060
Issuance of Class A Common Stock - Regulation A	40,119	-	-	-	221,456	-	221,456
Offering costs	-	-	-	-	(199,347)	-	(199,347)
Issuance of Class A Common Stock	4,529	-	-	-	25,000	-	25,000
Issuance of Class A Common Stock - broker compensation	802	-	-	-	4,429	-	4,429
Net loss	-	-	-	-	-	(601,815)	(601,815)
Balance at December 31, 2020	1,181,548	$11	1,687,500	$17	$1,142,458	$(654,555)	$487,931

Issuance of Class A Common Stock - Regulation A	82,543	1	-	-	455,638	-	455,639
Offering costs	-	-	-	-	(72,727)	-	(72,727)
Issuance of Class A Common Stock - broker compensation	1,651	0	-	-	9,113	-	9,113
Net loss	-	-	-	-	-	(351,189)	(351,189)
Balance at June 30, 2021	1,265,742	$12	1,687,500	$17	$1,534,484	$(1,005,744)	$528,767

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2021 and June 30, 2020

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2021	June 30, 2021
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net Loss	$(351,189)	$(395,022)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	78,160	(20,260)
(Increase)/Decrease in inventory	(4,808)	-
Increase/(Decrease) in accrued expenses	2,096	-
Increase/(Decrease) in accounts payable	(5,572)	2,955
Net Cash Used In Operating Activities	(281,314)	(412,327)

Cash Flows From Investing Activities
Advance to related party	-	-
Investment in Equipment	(2,100)	-
Payments for issuance of note receivable	30,150	(3,000)
Advance to related party	(67,250)	-
Purchase of website development	-	(27,770)
Net Cash Used In Investing Activities	(39,200)	(30,770)

Cash Flows From Financing Activities
Proceeds from issuance of debt-related party	-	-
Payments on debt-related party	-	-
Proceeds from issuance of Class A common stock	495,295	831,551
Proceeds from issuance of Class B common stock	-	-
Offering costs	(63,614)	(42,172)
Net Cash Provided By Financing Activities	431,682	789,379

Net Change In Cash	111,167	346,282

Cash at Beginning of Period	226,492	38,156
Cash at End of Period	$337,659	$384,438

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities
Shares issued as broker compensation	$9,113	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the “Company”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company of Called Higher Studios, Inc. Camp Hideout, LLC, a wholly owned subsidiary, was formed in Tennessee on February 22, 2021 to house all activities related to the production and sale of an original faith based feature film. By Krave LLC, a majority owned subsidiary (75%), was formed on March 25, 2021 in Tennessee to house all activities related to the development and sales of original Jewelry.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting. These consolidated financial statements include all accounts of Called Higher Studios, Inc., along with its wholly and majority owned subsidiaries Camp Hideout LLC and By Krave LLC, respectively. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners’ share of net income or losses and equity in the Company’s majority-owned consolidated subsidiary.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99 -1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of the offering.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of June 30, 2021 & December 31, 2020 consisted of finished goods of $284 and $5,092, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company’s property and equipment is assessed annual for indications of impairment. The Company’s property and equipment are recorded at cost of $2,100 and are presented net of accumulated depreciation of $72.42 as f June 30, 2021.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

The Company capitalized $81,010 of program rights from movie production costs incurred in 2020 and no amortization expense has been recorded as of June 30, 2021 as no projects have been completed. The carrying balance of the program rights as of June 30, 2021 and December 31, 2020 were $81,010.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amo unt of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $609,035 December 31, 2020. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $159,171 as of December 31, 2020, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2020.

The Company files U.S. federal and state income tax returns. The 2020 tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2021 & 2020. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk -free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $349,977 and $601,815 during the periods ended June 30,2021 and December 31, 2020, respectively, and has limited liquid assets with $337,659 of cash held as of June 30,2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and has raised capital as needed to satisfy its liquidity needs through the issuance of stock in 2021 and 2020, as discussed in Note 8. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $67,250 remains outstanding as of June 30, 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year.

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

As of June 30, 2021 and December 31, 2020, 1,265,742 and 1,181,548 shares of Class A Voting Common Stock were issued and outstanding, respectively. As of both June 30, 2021 and December 31, 2020, 1,687,500 shares of Class B Voting Common Stock were issued and outstanding.

Common Stock Issuances

During the period ended June 30, 2021, the Company raised gross proceeds of $455,638 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 82,543 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $38,960 were not yet received from the escrow account held with the broker and were recorded as funds held in escrow (asset) on the balance sheet.

The Company also incurred $72,727 of offering costs for the period ended June 30, 2021 in connection with the Regulation Crowdfunding offerings.

In June 2021, the Company issued 1,651 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $9,113 and recorded as additional offering costs.

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker and were recorded as funds held in escrow (asset) on the balance sheet.

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

The Company also incurred $199,347 of offering costs for the year ended December 31, 2020 in connection with the Regulation Crowdfunding offerings.

In December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021 and are therefore reflected as a subscription receivable on the balance sheet as of December 31, 2020. The Company agreed to issue restricted Class A Common Stock to bring this advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering, which currently amounts to 133,596 additional shares valued at $737,450. These costs will be recognized as the shares vest, which will be 1/3 in January 2022, 1/3 in January 2023, and 1/3 in January 2024.

In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, $51,101 of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective June 4, 2019 (inception).

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2021 and June 30, 2020

NOTE 8: SUBSEQUENT EVENTS

Film Sales

On August 21, 2021, wholly owned subsidiary Camp Hideout, LLC entered into an agreement for the acquisition of certain rights in and to the feature film currently entitled “Camp Hideout” in the amount of $1,800,000. As of September 20, 2021 all funds have been received.

Crowdfunding Campaign

The company plans to initiate a Regulation Crowdfunding campaign in October, 2021.

Management’s Evaluation

Management has evaluated all subsequent events through September 20, 2021, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Franklin, State of Tennessee, on September 30, 2021.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director Date: September 30, 2021